

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 3, 2021

Tracie Youngblood
Executive Vice President and Chief Financial Officer
Colony Bankcorp, Inc.
115 South Grant Street
Fitzgerald, GA 31750

> **Re: Colony Bankcorp, Inc.**
> **Registration Statement on Form S-3**
> **Filed October 26, 2021**
> **File No. 333-260498**

Dear Ms. Youngblood:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Eric Envall at (202) 551-3234 with any questions.

Sincerely,

Division of Corporation Finance
Office of Finance